Securities and Exchange Commission
Mail Stop 3720
CF/AD11
100 F St. NE
Washington, DC 20549-3561

March 5, 2007

Ms. Laura Betterly
Chief Executive Officer
In Touch Media Group, Inc.
205 South Myrtle Avenue
Clearwater, Florida 33756

      Re: **In Touch Media Group, Inc.**
             Form 10-KSB for Fiscal Year Ended December 31, 2005
             Filed on March 31, 2006

             Form 10-QSB for Fiscal Quarter Ended September 30, 2006
             File No. 0-50022

Dear Ms. Betterly:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                  Sincerely,

                  Larry Spirgel
                  Assistant Director


DATE: **March 5, 2007**

TO: **RECIPIENT'S NAME:** **Ms. Laura Betterly**
              Chief Executive Officer
              In Touch Media Group, Inc.

FAX NUMBER: **727-465-0936**

TELEPHONE NUMBER:
REGISTRANT: **In Touch Media Group, Inc.**

FROM:

SENDER'S NAME: Joseph M. Kempf

DIRECT DIAL NUMBER: 202-551-3352

FACSIMILE NUMBER: 202-772-9205

NO. OF PAGES, INCLUDING FACSIMILE COVER PAGE: 4